Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On October 13, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

Data centers need more than power. They need firm power, around the clock, at the site, and on the timeline the project requires.

We are developing the NuSunᵀᴹ platform for modular, behind-the-meter deployment, allowing multiple units to be configured around different data-center loads.

As compute demand grows and grid constraints become more apparent, modular advanced nuclear offers a potential path to scalable, on-site baseload power.

NuCube X Post:

Data centers need firm power around the clock. We are developing NuSunᵀᴹ for modular, behind-the-meter deployment, allowing reactor units to be configured around different site loads and bring baseload power closer to the point of use.